

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2013

Mr. Brian L. Klemsz
Chief Executive Officer and President
WestMountain Asset Management, Inc.
123 North College Ave, Ste 200
Fort Collins, Colorado 80524

> **Re:** **WestMountain Asset Management, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on March 25, 2013**
> **File No. 000-53030**

Dear Mr. Klemsz:

      We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Financial Statements

Notes to Consolidated Financial Statements

General

1. We note your disclosure regarding the adjustments made to prior periods to better represent your investments at fair value that was included in your Form 10-Q for the periods ending June 30 and September 30, 2012. Please provide additional information surrounding the fact and circumstances that lead to the adjustments and the company's analysis concluding these adjustments were not material to any previously filed financial statements.

2. Investments, page F-11

2. We note the Company's available for sale securities are comprised of securities received in exchange for services rendered, securities purchased upon exercise of warrant agreements and securities purchased upon exercise of option agreements. Please provide the following information as it relates to each transaction described above.

    - The business reasons the warrant and option agreements were entered into and the method used to determine the initial value of the warrant and option agreements
    - The method used to determine the initial value of the stock purchased or received
    - The method used to determine the value of such stock in future periods and if this method is different than the initial method used the reasons for the change
    - The accounting literature relied upon to account for such transactions

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka at (202) 551-3856 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief